

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Brian Norton
Chief Executive Officer
Wellgistics Health, Inc.
3000 Bayport Drive, Suite 950
Tampa, FL 33607

> **Re: Wellgistics Health, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 29, 2025**
> **File No. 333-288932**

Dear Brian Norton:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Prospectus Summary
Recent Developments
XRP Treasury Strategy, page 2

1. We note your disclosure that you plan on launching a XRP Treasury Strategy, targeted for the third quarter of 2025. Please expand your disclosure to describe whether you will be relying on third-parties to hold XRP, and whether future XRP payments received in connection with your business operations will be considered part of your "XRP Treasury Strategy." If not, please revise to state how you plan to treat the cryptocurrency received in connection with business operations differently, including, if applicable, how you plan on using digital assets to support your pharmacy

customers. Lastly, please make corresponding changes to your Risk Factors, as appropriate.

2. Please update your disclosure here to provide a more comprehensive description of your XRP Treasury Strategy, including material provisions of the policies and arrangements governing your exchange of cash for XRP and/or other digital assets. Disclose whether you have policies governing the percentage of your treasury holdings that will be held as cryptocurrencies. To the extent that you have already purchased XRP, please revise to disclose your purchases to date.

3. Please identify the third-party advisors, if any, involved in the execution of your XRP Treasury Strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them.

Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kate Bechen